July 14, 2009

BY EDGAR

U.S. Securities and Exchange Commission

One Station Place

100 F Street, N.E.

Washington, DC 20549

Re:	L-1 Identity Solutions, Inc.

Post-Effective Amendment No. 2 on Form S-3 to Form S-1 (No. 333-88497)

Post-Effective Amendment No. 1 to Form S-3 (No. 333-35888)

Post-Effective Amendment No. 1 to Form S-3 (No. 333-53488)

Post-Effective Amendment No. 1 to Form S-3 (No. 333-59170)

Post-Effective Amendment No. 1 to Form S-3 (No. 333-76560)

Post-Effective Amendment No. 1 to Form S-3 (No. 333-97165)

Post-Effective Amendment No. 1 to Form S-3 (No. 333-97167)

Post-Effective Amendment No. 1 to Form S-3 (No. 333-109559)

Post-Effective Amendment No. 1 to Form S-3 (No. 333-112357)

Post-Effective Amendment No. 2 to Form S-3 (No. 333-121212)

Ladies and Gentlemen:

We refer to the Post-Effective Amendments listed above (the “Post-Effective Amendments”) of L-1 Identity Solutions, Inc. (the “Company”), relating to the deregistration of shares of the Company’s common stock, par value $0.001 per share. Yesterday, counsel to the Company was informed that the Post-Effective Amendments have been declared effective.

In connection with the declaration of effectiveness of the Post-Effective Amendments, the Company hereby acknowledges the following:

1.         Should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.         The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

177 Broad Street, 12 Floor Stamford, CT 06901 203-504-1100

3.         The Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, the Company hereby confirms to you that it is aware of its obligations under the Securities Act and the Securities Exchange Act of 1934, as amended, with respect to the public offering of securities specified in the Registration Statement.

Please call Marita A. Makinen at 212-310-8239 of Weil, Gotshal & Manges LLP with any questions.

Very truly yours,

/s/  Mark S. Molina

Mark S. Molina

cc:	Marita A. Makinen, Esq.
Weil, Gotshal & Manges LLP

177 Broad Street, 12 Floor Stamford, CT 06901 203-504-1100